

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2024

Riccardo Canevari
Chief Executive Officer
Radiopharm Theranostics Ltd
Level 3, 62 Lygon Street, Carlton VIC 3053
Australia

> **Re: Radiopharm Theranostics Ltd**
> **Amendment No. 6 to Registration Statement on Form 20FR12B**
> **Filed October 21, 2024**
> **File No. 001-41621**

Dear Riccardo Canevari:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Amendment No. 6 to Registration Statement on Form 20FR12B

D. Risk Factors, page 1

1.	Please include a risk factor discussing the going concern opinion issued by your auditors and the potential consequences with respect to raising capital.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Gary Newberry at 202-551-3761 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Alberto Pacchioni